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April 22, 2019	Paul Kinsella 617-951-7921 617-235-0822 fax paul.kinsella@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones, Staff Attorney

Re:	TransMedics Group, Inc. Registration Statement on Form S-1 Filed April 5, 2019 File No. 333-230736

Ladies and Gentlemen:

On behalf of TransMedics Group, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as filed on April 5, 2019, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated April 18, 2019 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

General

1.

Given your current level of development and your net revenue for the past three fiscal years, it does not appear appropriate to refer in your graphics to “Expanding the rate of successful transplant and improving the rate of clinical outcomes to save more lives.” Please advise or revise.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the graphic on the inside front cover of Amendment No. 1 to delete the phrase “Expanding the rate of successful transplants and improving clinical outcomes to save more lives.”

Our restated articles of organization will designate the Business Litigation Session, page 53

2.

We note that your restated articles of organization will designate the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts (or, if any only if the Business Litigation Session of the Superior Court of Suffolk County lacks jurisdiction, another state or federal court located within the Commonwealth of Massachusetts) as the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please disclose whether this provision will apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits

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brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision will apply to Securities Act claims, please also revise your registration statement to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 174 of Amendment No. 1 to clarify that the forum selection provision identifying the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts (or, if and only if the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts lacks jurisdiction, another state or federal court located within the Commonwealth of Massachusetts) as the exclusive forum for certain litigation, including any ”derivative action”, will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934, as amended, or the Securities Act or 1933, as amended, or the respective rules and regulations promulgated thereunder. In addition, the Company is filing as Exhibit 3.3 to Amendment No. 1 the form of the Company’s Restated Articles of Organization, which will be effective prior to the consummation of the offering to be made pursuant to the Registration Statement, to clarify the Company’s exclusive forum provision.

Consolidated Balance Sheet, page F-3

3.

Tell us why, in the pro forma column, you present the $331 million amount of your no par value common stock in the Additional Paid-in Capital caption. We note that in the Capitalization table on page 60 you present the amount in the pro forma Common Stock caption. Please revise the filing to correctly and consistently present these amounts.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page F-3 of Amendment No. 1 to fix a typographical error that appeared in the unaudited pro forma balance sheet column in the prior filing of the Registration Statement. The revised disclosure in the unaudited pro forma balance sheet column on page F-3 of Amendment No. 1 correctly presents the $331 million amount of the Company’s no par value common stock in the Common Stock caption.

Exhibits

4.	Please file as an exhibit the waiver mentioned on page 31.

Response to Comment 4:

In response to the Staff’s comment, the Company is filing the waiver mentioned on page 31 as Exhibit 10.35 to Amendment No. 1.

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Please do not hesitate to call me at 617-951-7921 or Tara Fisher at 617-235-4824 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Paul Kinsella

cc:	Waleed Hassanein (TransMedics Group, Inc.) Tara Fisher (Ropes & Gray LLP)